Exhibit T3A.21

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First: The name of the limited liability company is	Nordyne LLC

Second: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400 in the City of Wilimington . Zip code 19808 . The name of its Registered agent at such address is Corporation Service Company .

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: "The latest date on which the limited liability company is to dissolve is_________________.")

Fourth: (Insert any other matters the members determine to include herein.)
Fifth: This Certificate of Formation shall be Effective at 12:00 a.am. on November 29, 2009.

In Witness Whereof, the undersigned have executed this Certificate of Formation this   20th    day of   November ,    2009    .

By:	/s/ Edward J. Cooney
Authorized Person

Name:	Edward J. Cooney